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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20349


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          BARRINGER LABORATORIES, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 per share
                         (Title of Class of Securities)

                                    068508100
                                 (CUSIP Number)

                             Patrick B. Tipton, Esq.
                              Duquette & Tipton LLP
                 405 Lexington Avenue, New York, New York 10174
                                 (212) 687-2830
              (Name, Address, Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 11, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

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CUSIP NO.     068508100                                        PAGE 2 OF 5 PAGES
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   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        R. Scott Asen
        TIN ###-##-####
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                        (b) / /

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   3    SEC USE ONLY

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   4    SOURCE OF FUNDS*

        PF, OO
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   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
        TO ITEMS 2(D) OR 2(E)                                               / /

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   6    CITIZENSHIP OR PLACE OR ORGANIZATION

        United States of America
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     NUMBER OF        7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY                 141,900
     OWNED BY
       EACH
     REPORTING
      PERSON
       WITH
                    ------------------------------------------------------------
                      8    SHARED VOTING POWER

                                None
                    ------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER

                                141,900
                    ------------------------------------------------------------
                      10   SHARE DISPOSITIVE POWER

                                None
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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                141,900
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  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            / /
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   8.6%
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  14    TYPE OF REPORTING PERSON*

                                 IN, IA
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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ITEM 1.  SECURITY AND ISSUER

         This Statement relates to the common stock, $.01 par value par value ("Common Stock") of Barringer Laboratories, Inc. (the "Issuer"). The executive offices of the Issuer are located at 15000 West 6th Avenue, Suite 300, Golden, CO 80401.


ITEM 2.  IDENTITY AND BACKGROUND

         (a) The person filing this Statement is R. Scott Asen (the "Reporting Person").

         (b) The Reporting Person's business address is c/o Asen & Co., 224 East 49th St., New York, NY 10017.

         (c) The Reporting Person's principal occupation is President of Asen & Co., a New York corporation with principal executive offices located at 224 East 49th St., New York, NY 10017 ("Asen & Co.). As described more fully in Item 5 below, Asen also provides certain advisory services to each of (i) David V. Foster IRA Account ("Foster"), (ii) SDFJ, Inc., a New York corporation ("SDFJ") and (iii) Victoria Street.

         (d) During the last five years the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (e) The Reporting Person is a citizen of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

         The total amount of the funds required to purchase the shares of Common Stock owned by the Reporting Person and referred to in Item 5 below was $209,068.97. The source of the funds used in making the purchases was cash available to the Reporting Person and client accounts for which the Reporting Person, through Asen & Co., offers advisory services.


ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Person purchased 121,551 shares of Common Stock for the account of the Reporting person and caused Asen & Co. to purchase 8,721, 5,814 and 5,814 shares of Common Stock for the accounts of SDFJ, Foster and Victoria Street, respectively, all for investment purposes only. Additional shares of Common Stock may in the future be acquired by the Reporting Person, directly or


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indirectly, in open-market or privately negotiated transactions depending upon his evaluation of the performance and prospects of the Issuer and upon other developments and circumstances including but not limited to general business and economic conditions and the condition of the stock market. Except as aforesaid, the Reporting Person does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer,
(f) any other material change in the Issuer's business or corporate structure,
(g) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to any of those enumerated in (a) through
(i) above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, the Reporting Person owns 121,551 shares of the Common Stock of the Issuer. The number of shares of Common Stock of the Issuer outstanding as of September 30, 1996, the latest date for which such information is currently available, was 1,652,016 (the "Total Common Stock Outstanding"). As of November 11, 1996, based upon the total number of shares of the Issuer's Common Stock outstanding on September 30, 1996, the latest date for which such information currently is available, the Reporting Person owned approximately 7.4% of the Issuer's Common Stock. As President of Asen & Co., the Reporting Person may be deemed to beneficially own the 20,349 shares of Common Stock owned collectively by SDFJ, Foster and Victoria Street. The 121,551 shares of Common Stock directly owned by the Reporting Person plus the 20,349 shares of which he may be deemed a beneficial owner in the aggregate represent approximately 8.6% of the Total Common Stock Outstanding. The Reporting Person hereby expressly disclaims beneficial ownership of all shares of Common Stock which are not owned directly by him.

         (b) The Reporting Person has sole power to direct the vote and disposition of the 121,551 shares of Common Stock owned by him. As president of Asen & Co., the Reporting Person may be deemed to have voting, investment and dispositive power over the 20,349 shares of Common Stock owned collectively by SDFJ, Foster and Victoria Street.


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         (c) No transactions in the Common Stock of the Issuer were effected by the Reporting Person directly or indirectly during the past sixty days, except for the following transactions, the trade date for each of which was November 11, 1996:


                                  Number of Shares
                                  ----------------
                 Name                 Purchased               Per-share price
                 ----                 ---------               ---------------
R. Scott Asen                            121,551               $   1.72

SDFJ                                       8,721                   1.72

Foster                                     5,814                   1.72

Victoria Street                            5,814                   1.72

TOTAL                                    141,900


         (d) Other than as disclosed herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Asen & Co. provides certain advisory services for each of SDFJ, Foster and Victoria Street for which it receives certain fees. Asen & Co. has voting and dispositive power with respect to capital stock held in accounts for the benefit of each of SDFJ, Foster and Victoria Street. The Reporting Person is the President of Asen & Co. and as such may be deemed to control Asen & Co.

         Other than as disclosed herein, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A - Form of Investment Advisory Agreement between Asen & Co. and each of SDFJ, Foster and Victoria Street


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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.



Dated:            November 21, 1996


Signature:       /s/ R. Scott Asen
                 -------------------
                  R. Scott Asen



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